Mail Stop 4561
								November 4, 2005

By U.S. Mail and Facsimile to (212) 239-2799

Anthony L. Havens
Chief Executive Officer and Principal Financial Officer
Sparta Commercial Services, Inc.
462 Seventh Avenue, 20th Floor
New York, New York 10018

Re:	Sparta Commercial Services, Inc.
	Form 10-KSB for Fiscal Year Ended April 30, 2005
      Filed July 25, 2005
	File No. 000-09483

Dear Mr. Havens:

      We have reviewed your response dated October 12, 2005, to our letter dated September 28, 2005, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations
Comparison of the Year Ended April 30, 2005 to the Year Ended
April
30, 2004

1. Please refer to prior comment 1. In your prior response, you state that the purchase option did not meet the definition of an asset as defined by paragraph 6 of FASB Concept Statement 6. Please tell us how you have determined that this purchase option has failed to meet the following three characteristics of an asset as specified in paragraph 6:

* it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows,
* a particular entity can obtain the benefit and control others` access to it,
* the transaction or other event giving rise to the entity`s right to or control of the benefit has already occurred.

In your response, please specifically address each characteristic.

2. Please refer to prior comment 1. If you conclude that the purchase option is an intangible asset, please tell us the useful life for the intangible asset, the method of amortization, and management`s intended methodology to test the asset for impairment.
Please refer to paragraphs 11 to 15 of SFAS 142.


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant


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Anthony L. Havens
Sparta Commercial Services, Inc.
November 4, 2005
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